UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

COUNCIL OF EUROPE DEVELOPMENT BANK

(Name of registrant)

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Titles of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Krystian Czerniecki

Sullivan & Cromwell LLP

24, rue Jean Goujon

75008 Paris

France

*The registrant files annual reports on Form 18-K on a voluntary basis.

EXPLANATORY NOTE
RECENT DEVELOPMENTS
SIGNATURE
EXHIBIT INDEX
EXHIBIT 7	— ARTICLES OF AGREEMENT OF THE ISSUER

EXPLANATORY NOTE

This Amendment No. 3 to the annual report on Form 18-K for the fiscal year ended December 31, 2010 is filed by Council of Europe Development Bank (“CEB” or the “Bank”), a multilateral development bank with a social vocation governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959, by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. This amendment to the annual report on Form 18-K, including any future amendments, is intended to be incorporated by reference into any future prospectus filed by CEB with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

In this annual report, references to “€”, “euro” and “EUR” are to the single European currency of the member States of the European Union participating in the euro. References to “U.S. dollars”, “$” or “USD” are to United States dollars.

The Annual Report is hereby amended as follows:

1. By resolution dated November 25, 2011, the Issuer has updated its Articles of Agreement, which are attached hereto as

Exhibit 7.

2. Exhibit 3 to the Annual Report is hereby amended to reflect the following Recent Developments:

Governance

By resolution 394 (2011) dated November 25, 2011, the CEB has amended its Articles of Agreement to clarify the withdrawal conditions of Members from the CEB. Pursuant to the amendments, upon the withdrawal of a Member: (i) The purchase price of the participating certificates will correspond to the paid-up capital plus reserves as shown by the books of the Bank on the effective date of withdrawal; (ii) any amount due to the former Member for the purchase of its certificates shall be withheld so long as this former Member, any of its agencies or instrumentalities remains liable to the Bank, either as borrower or guarantor; (iii) if losses are sustained by the Bank on any loans or guarantees which were outstanding on the date the Member withdrawal becomes effective, and if the amount of such losses exceeds the amount, at that date, of the provisions provided against losses, such former Member shall repay, upon demand, the amount by which the repurchase price of its certificates would have been reduced if the losses had been taken into account when the repurchase price was determined; and (iv) the former Member shall remain liable on any call for unpaid subscriptions, to the extent that it would have been required to respond had the call been made at the latest on the date the repurchase price of its certificates was determined.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Paris, France on December 15, 2011.

COUNCIL OF EUROPE DEVELOPMENT BANK

By:	/s/ Raphaël Alomar
Name: Raphaël Alomar
Title: Governor

EXHIBIT INDEX

Exhibit Number	Description
7.	ARTICLES OF AGREEMENT OF THE ISSUER